GOLDEN PHOENIX MINERALS, INC.
1675 East Prater Way, Suite 102
Sparks, Nevada 89434
(775) 853-4919

May 14, 2008

VIA EDGAR AND FACSIMILE (202) 772-9368

Mr. Sean Donahue
Division of Corporation Finance, Mail Stop 7010
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:      GOLDEN PHOENIX MINERALS, INC.
Registration Statement on Pre-Effective Amendment No. 2 to Form S-1
File No. 333-149420

Dear Commissioners:

GOLDEN PHOENIX MINERALS, INC. (the “Company”) hereby withdraws its request for acceleration filed on May 9, 2008, and requests that the above-captioned Registration Statement on Pre-Effective Amendment No. 2 to Form S-1 be ordered effective at 5:00 p.m. EST today, Wednesday, May 14, 2008, or as soon as practicable thereafter.

In connection with this letter requesting acceleration, the Company hereby acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

GOLDEN PHOENIX MINERALS, INC.

/s/ Robert P. Martin
Robert P. Martin
President

cc:	Scott E. Bartel, Bullivant Houser Bailey PC
Kevin F. Barrett, Bullivant Houser Bailey PC